UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Intrepid Potash, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46121Y 10 2

(CUSIP Number)

J. Landis Martin

Potash Acquisition, LLC

200 Fillmore Street, Suite 200

Denver, Colorado 80206

(303) 292-7300

Copy to:

M. Robert Morrill, Esq.

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, 8th Floor

Denver, Colorado 80202

(303) 592-3126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons Potash Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row 11: 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons PRV Investors I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row 11: 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons J. Landis Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 1,038,820
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,038,820
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,038,820
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row 11: 1.4%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends the statement on Schedule 13D filed on May 5, 2008 by Potash Acquisition, LLC, a Delaware limited liability company (“PAL”), PRV Investors I, LLC, a Delaware limited liability company (“PRV”), and J. Landis Martin (“Martin”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”) (as previously amended by Amendment No. 1 thereto filed on November 20, 2008, the “Schedule 13D”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

On November 24, 2008, Martin sold an aggregate of 50,000 shares of Common Stock in the open market at a weighted average sale price of $17.8666 per share.

On November 25, 2008, Martin sold an aggregate of 174,800 shares of Common Stock in the open market at a weighted average sale price of $17.9197 per share.

On November 26, 2008, Martin sold an aggregate of 85,200 shares of Common Stock in the open market at a weighted average sale price of $18.3039 per share.

On December 8, 2008, PAL sold an aggregate of 10,000 shares of Common Stock in the open market at a weighted average sale price of $16.8575 per share.

On December 8, 2008, PRV sold an aggregate of 11,046 shares of Common Stock in the open market at a weighted average sale price of $16.8575 per share and distributed 23,954 shares of Common Stock pro rata in accordance with its governing instruments to its members.

Following such sales and distribution:

(a) Martin is the beneficial owner of 1,038,820 shares of Common Stock (approximately 1.4% of the outstanding shares).

(b) Sissel is the beneficial owner of 199,444 shares of Common Stock (approximately 0.3% of the outstanding shares).

(c) PAL and PRV no longer hold any shares of Common Stock. Accordingly, as of December 8, 2008, the Reporting Persons no longer may be deemed a “group”, within the meaning of Rule 13d-5(b) under the Exchange Act, with the other Original Stockholders and therefore no longer may be deemed to beneficially own more than 5% of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTASH ACQUISITION, LLC

	By:	PRV Investors I, LLC Manager

Date: December 10, 2008	By:	/s/ Gregory A. Sissel
Gregory A. Sissel, Chief Financial Officer

PRV INVESTORS I, LLC

Date: December 10, 2008	By:	/s/ Gregory A. Sissel
Gregory A. Sissel, Chief Financial Officer

Date: December 10, 2008	/s/ J. Landis Martin
J. LANDIS MARTIN